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Map data ©2020
Craft Beer
Debellation Brewing Co

Brewery

822 Longwood Dr
Richmond Hill, GA 31324
Get directions
Coming Soon
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Connect with us
Debellation Brewing Co previously received $65,500 of investment through Mainvest.
Investment Opportunity
Data Room
Updates 15
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Debellation Brewing Co is seeking investment to open the only craft beer brewery based in the city of Richmond Hill, Georgia.
THE TEAM
David Goodell
CEO

Mr. Goodell has experience-based knowledge; he has always been a self-motivator and accomplished every goal he set out to pursue throughout his career. His professional interests focus on building a successful business through the production of high-quality craft beer, where he has over five years of hands-on experience. Mr. Goodell has won back to back 1st place awards in the annual Domras Cup Beer Homebrewers Beer Competition for 2019 and 2020.

Teresa Goodell
General Manager

General Manager of Debellation Brewing Co. She is a highly motivated individual who excels at whatever she does. She has been preparing and researching for this venture for the past few years. Her strategic planning and execution make her well suited to lead the Company.

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BUSINESS OVERVIEW

"Like the Norse Vikings before us and in our family lineage, Debellation Brewing Co wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish." Debellation Brewing Co will be the only craft beer brewery based in the city of Richmond Hill, Georgia with no other brewery within a 20 minute drive. We are situated in full view of Interstate 95 off exit 90 where millions of cars drive by every month. Come drink beer worthy of the Gods! SKOL!

This is a preview. It will become public when you start accepting investment.

Debellation Brewing Co. will be the only craft beer brewery based in the city of Richmon Hill, Georgia. The Company specializes in

producing delicious new-styled Craft Beer. Debellation Brewing is offering a range of craft beers with twelve unique flavors that are in demand among consumers. The Company's management is extensively experienced with expert craft beer making knowledge, understanding consumer preferences and working with a particular goal to satisfy their customers by introducing innovative flavors in the Craft beer industry.

Like the Norse Vikings before us and in our family lineage, Debellation Brewing wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish.

Why Debellation Brewing Co?

No local brewery in the city of Richmond Hill or anywhere within a 30-minute drive
Extremely experienced owners with proven experience of over five years. Their prior knowledge of restaurant ownership is also an asset when they bought a struggling 1100sf Irish Pub in 2016 with $220k in annual gross revenue and transformed it into a 4000 square feet Irish pub with roughly $1.4 million in annual gross revenue by 2019. This additional local business will also allow Debellation Brewing Co. to take benefit of their built-in customer base right from the start, an advantage over many other brewery start-ups.
The community of loyal customers is desperately waiting for the launch of Debellation Brewing
Debellation Brewing Co strongly believes in unique flavor combinations and aims to introduce unique products to exceed the expectations of beer consumers.
Prime Location with several hotels, motels and gas stations in the immediate vicinity.

Business Model: Debellation Brewing Co. will be operating as a wholesaler and retailer both. The Company's activities will involve the following:

Production: As a producer of top-notch craft beers, Debellation Brewing Co. will work with external suppliers to buy quality raw material to produce premium craft beers.
Distribution: The Company anticipates that 90% of its sales will occur through a retail location with sales of craft beer, growlers, canned beer and merchandise. The remaining 10% will be the distribution of kegs to retail locations. These numbers will undoubtedly change as the production brewery expands in the future.

In addition to that, Debellation Brewing Co. aims to generate strong demand through exceptional marketing strategies and through the introduction of unique products in the industry.

Phases:

Phase I: Debellation Brewing Company will initially start operations as a small microbrewery that will have a three-barrel brewhouse with an average of 500-700 barrels a year produced. It will sell beer flights to its guests, pints, growlers and growler fills, cans of beer to purchase for home consumption and merchandise for gifts or souvenirs.

Phase II: In the second phase, Debellation Brewing will expand into a 7-10 barrel brewhouse utilizing open space adjacent to it within 3-5 years.

Updates
NOVEMBER 11TH, 2020
Happy Veterans Day!

Just wanted to say Happy Veterans Day to all of you who had the courage and strength to raise that right hand, swearing the oath to defend this great nation. And let us not forget those who made the ultimate sacrifice in doing so. Honor and cherish them always. Reach out to a lonely veteran and let them know how much we appreciate them. From this veteran to you and yours....thank you.

NOVEMBER 10TH, 2020
Correction

Today was supposedly the last day but in fact you have until Wednesday Nov 11th to invest with us. The perks associated with your investment are also still in play.

NOVEMBER 9TH, 2020
Last day!

Tuesday November 10th is the last day you can get in on this great investment with perks you won't find on any other business on Mainvest! Just take a look at our website for the perks that go along with your investment! Add to your current investment, or get a friend to join you! http://debellationbrewing.com/join

NOVEMBER 9TH, 2020

Goal reached!

Thanks to all of you who have chipped in to get us to our minimum of $50k! You still have until tomorrow to add to your investment or share with anyone else who wants to invest! Watch for updates later this week for our livestream!

NOVEMBER 5TH, 2020
6 days left!

We are nearing the end of our offering and if you have been wanting to add more or have been just watching, now is the time! Help this veteran owned and operated brewery get to its goal! We have a couple of larger investors getting ready to chip in so get in on this 1.8X ROI while you still can! a HUGE thanks to each and every one of you who has already trusted us with your money. It's going to pay off nicely for all of us! SKOL!

~Dave and Teresa

NOVEMBER 4TH, 2020
Q&A with DBCO tonight at 6PM!

Tonight is another brewery update livestreamed from our FB page! Watch it to see what's up with us so far! Updates on the brewery and Q&A for anyone with questions! Will Live stream and field your questions about the brewery, our plans going forward, investments and show you in real time what the brewery currently looks like. Starts at 6PM! Join us!

https://www.facebook.com/events/681618516117347/

OCTOBER 30TH, 2020
Brewhouse has arrived!

Big thanks to Adam, Freddie, Brian P, Brian R, Eric and Teresa for all the help with the unloading of the brewery equipment from the truck! Also special thanks to Grove River Machinery down the street for providing the forklift (thanks Marisa!).

OCTOBER 28TH, 2020
ZOOM meeting tonight

anyone attending the ZOOM video tonight at 6PM, link below:

https://us05web.zoom.us/j/86254076392?pwd=TkRLME1aZlV0TzlpeII4OEk1aU44QT09

meeting ID: 862 5407 6392

passcode is skol!

If you do not have the app installed, please do that prior to the meeting. We will discuss the brewery status, show the brewery as it is now and more. Link is also posted on our website and FB page.

OCTOBER 27TH, 2020
Q&A with Debellation Brewing!

Update and view of the brewery before we get started. Will Live stream and field your questions about the brewery, our plans going forward with status updates, remaining investment opportunities and we will show you in real time what the brewery currently looks like. Then we will update the progress as we move forward weekly. Starts tonight on our FB page and for those not on social media, we will have a ZOOM call later this week! For those on FB, see link below for the event tonight! Hope to see you in the livestream!

https://www.facebook.com/events/649655262419855/

SEPTEMBER 28TH, 2020
Final floor plan layout

Architectural drawings completed! Now we will have our contractors pull some permits! Big thanks to Barnard Architects and Blackburn Electrical Engineering! Ready to get building this thing! To see the layout, check out our link below.

https://www.debellationbrewing.com/thats-whats-up/2020/9/25/plans-update

SEPTEMBER 25TH, 2020
Plans update

Our building plans are completed and we are reviewing them over the weekend. Pending changes, we will forward them on to our contractors and pull permits to build! Progress!

SEPTEMBER 11TH, 2020
Architect update

Just wanted to give a shout out to Barnard Architects who are doing our brewery plans along with Blackburn Electrical Engineering. They did our drawings for the last location and will now be revising for our new location. Looking forward to showing you all their professionalism all drawn up! Will post up when we are ready! Once those are done, our contractor will pull permits and the build begins! So pumped!

SEPTEMBER 4TH, 2020
Norwood Construction is our contractor!

Big shout out to Norwood Construction! They are doing the build in our brewery! Once our architect has finished the updated plans, they are pulling our permits and then we are rolling! Looking forward to their expediency to get us up and brewing! Updates to follow!

Skol!

SEPTEMBER 2ND, 2020
Perks!

Did you know you get some really awesome perks when you invest with us? Probably the best perks you ever received from an investment. To see them all, see our website! Join our family of Vikings!

SKOL!

http://debellationbrewing.com/join

SEPTEMBER 2ND, 2020
Lease is SECURED!

We have secured the lease for our building today and now have keys! Norwood Construction will be handling our build once the architect is done with our plans. Looking forward to sharing the drawings with all of you soon! Should be in 2-3 weeks. SKOL!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Brewery Buildout and Startup Capital $14,100
Mainvest Compensation $900
Total $15,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$392,000	$517,000	$713,000	$842,000	$989,000
Cost of Goods Sold	$88,000	$116,000	$159,000	$189,000	$221,000
Gross Profit	$304,000	$401,000	$554,000	$653,000	$768,000

EXPENSES

	Year 1	Year 2	Year 3	Year 4	Year 5
Operating Expenses	$282,000	$361,000	$491,000	$549,000	$629,000
Operating Profit	$22,000	$40,000	$63,000	$104,000	$139,000

This information is provided by Debellation Brewing Co. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investment Round Status

$15,000

TARGET

$25,000

MAXIMUM

This investment round closes on December 11, 2020. 0 people have invested so far.

Summary of Terms
Legal Business Name DEBELLATION BREWING CO.
Investment Structure Revenue Sharing Note
Investment Multiple 1.6×
Business's Revenue Share 0.54%-0.9%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
No operating history-(in build-out phase)

"Like the Norse Vikings before us and in our family lineage, Debellation Brewing wants to leave its mark on the world with our beers. Discovering new styles and flavors of beer that people truly enjoy is what we strive to accomplish."

Debellation Brewing Co was incorporated in 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Historical milestones

Debellation Brewing Co has been incorporated since FEB 2019 and has since achieved the following milestones by head brewer David Goodell:

1st Place for best beer in the annual Domras Cup - Mint Chocolate Chip Stout

1st Place for best beer in the annual Domras Cup - Peanut Butter Stout

Other outstanding debt or equity

As of AUG 2020, Debellation Brewing Co has debt of approximately $75k from the brewing equipment purchase and roughly 25% of that debt has been paid to date. It is on a 3 year term with a little over 2 years to go.

Debellation previously raised $65,500 through a Mainvest Revenue Share Note on November 12th, 2020.

For more information refer to the debt table in Section (P)

There is no other debt at this time. This debt is sourced primarily from eLease Funding and will be senior to any investment raised on Mainvest. In addition to the Debellation Brewing Co's outstanding debt and the debt raised on Mainvest, Debellation Brewing Co may require additional funds from alternate sources at a later date. We do not anticipate taking on additional debt until we are financially sound to expand our brewing operations. The current building at 4000sf has ample space to expand to 15BBL without a buildout. We would need only to add more vessels.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Debellation Brewing Co to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Debellation Brewing Co is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Debellation Brewing Co's management or vote on and/or influence any managerial decisions regarding Debellation Brewing Co. Furthermore, if the founders or other key personnel of Debellation Brewing Co were to leave Debellation Brewing Co or become unable to work, Debellation Brewing Co (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Debellation Brewing Co and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Debellation Brewing Co is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Debellation Brewing Co might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Debellation Brewing Co is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Debellation Brewing Co nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Debellation Brewing Co will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Debellation Brewing Co is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Debellation Brewing Co will carry some insurance, Debellation Brewing Co may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a

reasonable cost. Therefore, Debellation Brewing Co could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Debellation Brewing Co needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Debellation Brewing Co or management), which is responsible for monitoring Debellation Brewing Co's compliance with the law. Debellation Brewing Co will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Debellation Brewing Co is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Debellation Brewing Co fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Debellation Brewing Co, and the revenue of Debellation Brewing Co can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Debellation Brewing Co to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Debellation Brewing Co. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...

Dave G.Richmond Hill, GA4 days agoDebellation Brewing Co Entrepreneur

Livestream on our FB today from the brewery @3pm with updates

Reply

Dave G.Richmond Hill, GA8 days agoDebellation Brewing Co Entrepreneur

Thanks so much Keith for your investment! We really appreciate it and won't let you down!

Reply

Dave G.Richmond Hill, GA8 days agoDebellation Brewing Co Entrepreneur

John! Thanks so much for investing with us!

Reply

John C.Savannah, GA8 days ago

My wife and I are looking forward to a new brewery! Can't wait for a promising future!

Reply

Dave G.Richmond Hill, GA8 days agoDebellation Brewing Co Entrepreneur

Thanks for your generous investment Patrick! Are you a local?

Reply

Patrick P.Ashburn, GA8 days ago

Yes I am.

Reply

Dave G.Richmond Hill, GA8 days agoDebellation Brewing Co Entrepreneur

Alan! Thanks for investing with us!

Reply

Dave G.Richmond Hill, GA8 days agoDebellation Brewing Co Entrepreneur

Mark! Thanks man! We hope you will enjoy DB as much as you did Fia Rua!

Reply

Dave G.Richmond Hill, GA8 days agoDebellation Brewing Co Entrepreneur

Thanks for investing with us Mary! SKOL!

Reply

Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

Thanks Kyle and Kerry for joining us with your Investment!

Reply

🍺Kyle-n-Kerry🍺 K.Richmond Hill, GA8 days ago

You're most welcome! Can't wait to have a beer there! Best of luck!

Reply

Dave G.Richmond Hill, GA8 days agoDebellation Brewing Co Entrepreneur

Hell yeah!

Reply

🍺Kyle-n-Kerry🍺 K.Richmond Hill, GA8 days ago

You're welcome Dave...can't wait to have a beer there! Best of luck to you!

Reply
Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

Meagan! Wow! What an awesome Investment! Thanks Soo much!

Reply
Meagan M.Richmond Hill, GA9 days ago

Jeremy and I are looking forward to having a good brewery in town and we are happy to be able to support!

Reply
Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

We won't disappoint!

Reply
Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

Thanks Ryan for your investment!

Reply
Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

Big Thanks to Jose for joining our family with his investment!

Reply
Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

Thanks Genia for the investment!

Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

FYI, for anyone investing after we reached our minimum, the perks are still on! If you see something that says otherwise, let us know.

Jose A.Richmond Hill, GA9 days ago

I'm interested in investing at the Gaelic Level but noticed that perks stop once the funding goal has been reached. Has the goal been reached and perks ended? I'm very excited about having a local brewery here in Richmond Hill!

Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

perks don't stop. Only the 1.8x ROI changes to 1.6x. You will still get perks!

Jose A.Richmond Hill, GA9 days ago

Thanks for the reply. I invested but there was some hang up with my account. Customer service let me know that it'll take a few days to resolve but that the investment should go through.

Reply
Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

seen it in pending status! Awesome!

Reply
Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

Did you have an issue with the investment? Seen an error.

Reply
Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

Thanks Geoffrey! We appreciate the Investment!

Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

Chet! Thanks so much! Official Beer won't be long now!

Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

Thanks Pete for joining us! Hope all is good in CO!

Chris B.Richmond Hill, GA9 days ago

I invested because I support veteran owned businesses. Here to support Dave, ROTM!

Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

Thanks for doubling down! It's gonna be amazing!

William M.Lawrenceville, GA9 days ago

added $200 to get to $300. Hope all is well!

Dave G.Richmond Hill, GA9 days agoDebellation Brewing Co Entrepreneur

Thanks Will! We will be having an update Livestream this Sunday!

Dave G.Richmond Hill, GA10 days agoDebellation Brewing Co Entrepreneur

Thanks Chris for your investment and confidence!

Chris B.Richmond Hill, GA10 days ago

Looking forward to having a beer or two or....

Dave G.Richmond Hill, GA10 days agoDebellation Brewing Co Entrepreneur

Won't be long! Thanks so much!

Dave G.Richmond Hill, GA11 days agoDebellation Brewing Co Entrepreneur

Thanks for your investment Greg!

Dave G.Richmond Hill, GA12 days agoDebellation Brewing Co Entrepreneur

Aaron and Sheila! Thanks so much for your confidence in our brewery!

Aaron M.Ludowici, GA12 days ago

Sheila and I are proud to invest into a Veteran owned business!

Dave G.Richmond Hill, GA12 days agoDebellation Brewing Co Entrepreneur

Aaron and Sheila! Thanks so much for your confidence in our brewery!

Dave G.Richmond Hill, GA12 days agoDebellation Brewing Co Entrepreneur

Eric! You're amazing man! Thanks for the Investment!

Dave G.Richmond Hill, GA13 days agoDebellation Brewing Co Entrepreneur

Thanks Bonnie so much!

Dave G.Richmond Hill, GA13 days agoDebellation Brewing Co Entrepreneur

Thanks Alexis for your investment! We really appreciate that!

Alexis O.Palm Beach Gardens, FL13 days ago

I invested because I want to invest in Georgia. 🍑🍑🍑

Dave G.Richmond Hill, GA13 days agoDebellation Brewing Co Entrepreneur

Yesssss. Thanks so much!!

Dave G.Richmond Hill, GA13 days agoDebellation Brewing Co Entrepreneur

William thanks for your investment!

Dave G.Richmond Hill, GA13 days agoDebellation Brewing Co Entrepreneur

Stephanie has invested in a big way! So awesome! You and Steve have been amazing!

Dave G.Richmond Hill, GA14 days agoDebellation Brewing Co Entrepreneur

Karle! Thanks so much for doubling down!

Karle M.Richmond Hill, GA14 days ago

I had to invest a little more! I know this place will be a success (just based on past experiences with the owners). Plus the perks are great! Super excited, and can't wait to start enjoying the brew!

Dave G.Richmond Hill, GA12 days agoDebellation Brewing Co Entrepreneur

so are we! Can't wait! Not much longer now! Looking at mid January!

Dave G.Richmond Hill, GA14 days agoDebellation Brewing Co Entrepreneur

Thanks Chandler! We really appreciate your investment!

Dave G.Richmond Hill, GA15 days agoDebellation Brewing Co Entrepreneur

Tonight is another brewery update livestreamed from our FB page! Watch it to see what's up with us so far! Updates on the brewery and Q&A for anyone with questions! Will Live stream and field your questions about the brewery, our plans going forward, investments and show you in real time what the brewery currently looks like. https://www.facebook.com/events/681618516117347/

Dave G.Richmond Hill, GA15 days agoDebellation Brewing Co Entrepreneur

Thanks Adam and Christine for your investments! Having family involved means alot!

Christine N.Richmond Hill, GA15 days ago

I invested because because Dave is my brother and knows how to brew beer and make money doing it.

Adam N.Richmond Hill, GA15 days ago

I invested because i believe in the business strategy and previous experience of the owner

Dave G.Richmond Hill, GA17 days agoDebellation Brewing Co Entrepreneur

Neil! Thanks sir for your investment! We really appreciate it!

Neil B.Richmond Hill, GA17 days ago

No problem, looking forward to seeing this all come together!

Dave G.Richmond Hill, GA20 days agoDebellation Brewing Co Entrepreneur

Thanks Brian P for doubling down bringing the wife on board! SKOL!

BRIAN P.Richmond Hill, GA20 days ago

Happy wife Happy life

Steven S.Yulee, FL21 days ago

I invested because I like making money

Steven S.Yulee, FL21 days ago

I invested because, I enjoy making money!

Dave G.Richmond Hill, GA21 days agoDebellation Brewing Co Entrepreneur

Yes sir! About as much as we love making beer! Skol!

Dave G.Richmond Hill, GA22 days agoDebellation Brewing Co Entrepreneur

anyone attending the ZOOM video tonight at 6PM, link below: https://us05web.zoom.us/j/86254076392?
pwd=TkRLME1aZlV0Tzlpell4OEk1aU44QT09 meeting ID: 862 5407 6392 passcode is skol! If you do not have the app installed, please do
that prior to the meeting. We will discuss the brewery status, show the brewery as it is now and more.

Dave G.Richmond Hill, GA22 days agoDebellation Brewing Co Entrepreneur

Thanks John for the investment! Thanks for trusting us!

Dave G.Richmond Hill, GA23 days agoDebellation Brewing Co Entrepreneur

Thanks Lisa for the Investment! We won't disappoint you!

Brian H.Richmond Hill, GA23 days ago

Good luck with the build!

Dave G.Richmond Hill, GA23 days agoDebellation Brewing Co Entrepreneur

Thanks for the trust with the Investment!

Dave G.Richmond Hill, GA23 days agoDebellation Brewing Co Entrepreneur

If you want to attend the ZOOM meeting instead of the FB meeting, see the link below and send us an email at
debellationbrewing@gmail.com for the code to attend. It will be tomorrow at 6PM. https://us05web.zoom.us/meeting/89949443787

Dave G.Richmond Hill, GA23 days agoDebellation Brewing Co Entrepreneur

Update and view of the brewery before we get started. Will Live stream and field your questions about the brewery, our plans going
forward with status updates, remaining investment opportunities and we will show you in real time what the brewery currently looks like.
Then we will update the progress as we move forward weekly. Starts tonight on our FB page and for those not on social media, we will
have a ZOOM call later this week! For those on FB, see link below for the event tonight! Hope to see you in the livestream!
https://www.facebook.com/events/649655262419855/

Dave G.Richmond Hill, GA25 days agoDebellation Brewing Co Entrepreneur

Thanks Freddie for your investment! Please give our FB and IG pages a like and follow!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Co Entrepreneur

Thanks for your investment Jordan!

Jordan W.Atlanta, GAa month ago

I invested because GA needs more good 🍺

Dave G.Richmond Hill, GAa month agoDebellation Brewing Co Entrepreneur

Thanks so much! Hooray for greatly beer! SKOL!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Co Entrepreneur

Brian! Your investment is VERY appreciated!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Co Entrepreneur

Ephraim with a second investment to us! Awesome man!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Co Entrepreneur

Geoffrey! Thanks for investing!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Co Entrepreneur

Thanks Conor for investing with us!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Co Entrepreneur

Thanks Ephraim for the Investment!

Dave G.Richmond Hill, GAa month agoDebellation Brewing Co Entrepreneur

Thanks to Ron and Chris for investing with us!

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Co Entrepreneur

Thanks for investing with us Brian!

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Co Entrepreneur

Architectural drawings completed! Now we will have our contractors pull some permits! Big thanks to Barnard Architects and Blackburn Electrical Engineering! Ready to get building this thing! https://www.debellationbrewing.com/thats-whats-up/2020/9/25/plans-update

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Co Entrepreneur

It's always great having family investing! Thanks Cory!

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Co Entrepreneur

Thanks Eddie for your investment and trust in Debellation Brewing!

Eddie H.Richmond Hill, GA2 months ago

Debellation is going to be the next up and coming brewery in an area that is ripe and ready for it.

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Co Entrepreneur

Thanks so much for the trust in our beer! You've had many of our beers and. Can finally get them in a real brewery!

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Co Entrepreneur

Another investor has joined us! Thanks John Centrella!

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Co Entrepreneur

Big thanks to Eric Chini for his investment of $1000! WOW! We really appreciate that!

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Co Entrepreneur

Thanks Karle Milbaugh for the investment of $500! That's a Hammer Level perk! Check out all the perks on our website! #join

Michael R.Richmond Hill, GA2 months ago

I invested because David and Teresa will build a first class Brewery in Richmond Hill like they did with Fia Rua Irish Pub and Restaurant.

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Co Entrepreneur

Thanks for the confidence in our work ethic Mike! And thanks for your investment! You won't be sorry!

Dave G.Richmond Hill, GA2 months agoDebellation Brewing Co Entrepreneur

Thanks Marc for your contribution in our brewery!

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Co Entrepreneur

Thanks Savage! Love you and April to death!

Charles H.Ellabell, GA3 months ago

I support local Veteran owned businesses 100%. Plus Dave is a pretty good guy.

Dave G.Richmond Hill, GA3 months agoDebellation Brewing Co Entrepreneur

Thanks Savage!

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